Exhibit 99.5

Deloitte & Touche LLP 100 Kimball Drive, Parsippany, NJ 07054 USA www.deloitte.com

February 9, 2021

Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Ontario Securities Commission
The Manitoba Securities Commission
Nunavut Securities Office
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities

Dear Sirs / Mesdames:

RE: Lightspeed POS Inc.

We refer to the prospectus supplement dated February 9, 2021 (to the second amended and restated short form base shelf prospectus dated September 2, 2020) (collectively the “Prospectus”) of Lightspeed POS Inc. (the “Company”) relating to the sale and issue of subordinate voting shares of the Company.

We, Deloitte & Touche LLP, consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated June 29, 2020 to the Board of Directors and Stockholders of ShopKeep Inc. on the following consolidated financial statements:

Consolidated balance sheets of ShopKeep Inc. and subsidiaries as of December 31, 2019 and 2018;

Consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows of ShopKeep Inc. and subsidiaries for the years ended December 31, 2019 and 2018, and the related notes to the consolidated financial statements.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

/s/ Deloitte & Touche LLP